EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-124933 of our reports dated May 12, 2005 relating to the balance sheet of Midlantic Office Trust, Inc., the statement of revenues and certain expenses of 200 and 220 West Germantown Pike, the statements of revenues and certain expenses of Cross Keys, the statements of revenues and certain expenses of 102 Pickering Way, the statements of revenues and certain expenses of 919 Market Street, the statements of revenues and certain expenses of Fort Washington Executive Center, the statement of revenues and certain expenses of Blue Bell Plaza, and the statements of revenues and certain expenses of Sudley North (Buildings A, B, C and D), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

McLean, Virginia
June 23, 2005